EXHIBIT 99.1

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth the consolidated capitalization of The Bank of Nova Scotia (the “Bank”) at January 31, 2013:

As at January 31, 2013
(In millions of Canadian dollars)
Subordinated Debentures	8,780
Capital Instruments	1,374
Equity
Common Equity
Common Shares	13,552
Retained Earnings	22,807
Accumulated Other Comprehensive Loss	212
Other Reserves	197

Total Common Equity	36,768
Preferred Shares	4,384

Total Equity Attributable to Equity Holders of the Bank	41,152
Non-controlling Interests
Non-controlling Interests in Subsidiaries	1,073
Capital Instrument Equity Holders	739

Total Non-controlling Interests	1,812

Total Equity	42,964

Total Capitalization	53,118

EXHIBIT 99.1

CONSOLIDATED EARNINGS RATIOS

The following table provides the Bank’s consolidated ratios of earnings to fixed charges, calculated in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for each of the years in the three year period ended October 31, 2010 and in accordance with International Financial Reporting Standards (“IFRS”) for the three month period ended January 31, 2013 and each of the years in the two year period ended October 31, 2012.

	Three Months Ended January 31,	October 31,
	2013(1)	2012(1)	2011(1)	2010(2)	2009(2)	2008(2)
Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	6.33	6.85	5.73	4.70	3.00	2.45
Including interest on deposits	1.98	2.05	1.91	1.70	1.44	1.26
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Excluding interest on deposits	5.30	5.66	4.76	3.99	2.72	2.33
Including interest on deposits	1.91	1.97	1.84	1.64	1.41	1.25

(1)	Calculated in accordance with IFRS.
(2)	Calculated in accordance with Canadian GAAP.

For purposes of computing these ratios:

•	earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest);

•	fixed charges, excluding interest on deposits, represent interest (including capitalized interest), estimated interest within rent, and amortization of debt issuance costs; and

•	fixed charges, including interest on deposits, represent all interest.